

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Mark Manfredi, Ph.D.
President and Chief Executive Officer
Ikena Oncology, Inc.
50 Northern Avenue
Boston, MA 02210

> **Re: Ikena Oncology, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 11, 2021**
> **CIK No. 0001835579**

Dear Dr. Manfredi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to the Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your revised disclosure in response to comment 1 in our letter dated February 6, 2021. To provide context for your product pipeline table and the corresponding discussion of your programs, please revise your prospectus summary to disclose that developing your product candidates will require Phase 1, 2 and 3 clinical trials that will take years to complete.

Mark Manfredi, Ph.D.
Ikena Oncology, Inc.
February 25, 2021
Page 2

  You may contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Suzanne Hayes at 202-551-3675 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: William D. Collins